March 20, 2025

via edgar

Michael C. Pawluk

Senior Special Counsel

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	First American Funds Trust (the “Registrant”)

Registration Statement on Form N-1A (File Nos. 333-260527 and 811-23751)

Dear Mr. Pawluk:

Below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), which we received from you via videoconference on March 5, 2025, with regard to Post-Effective Amendment No. 4 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement, which was filed for the purpose of registering Class X shares of the U.S. Treasury Money Market Fund (the “Fund”), was filed with the Commission on January 17, 2025.

The Staff’s comments, along with the Registrant’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

General

1.	Comment: Where a comment is made with respect to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: The Registrant acknowledges the Staff’s comment and will revise the Registration Statement accordingly.

2.	Comment: The Staff notes that portions of the Registration Statement are missing, incomplete or to be updated by amendment. We may have additional comments on disclosure and responses included supplementally or in the definitive filing.

Response: The Registrant acknowledges the Staff’s comment and confirms that incomplete or missing portions of the Registration Statement will be populated prior to effectiveness.

Statutory Prospectuses

1.	Comment: The Staff notes that “Miscellaneous” expenses were reflected in each of the Fund’s Class A, Class D, Class T, Class V and Class Y fees and expenses tables in the Registrant’s registration statement filed on December 20, 2024. Please confirm that there are no “Miscellaneous” expenses applicable to Class X shares of the Fund.

Response: Each share class of the Fund, including Class X shares, pays certain “Miscellaneous” expenses. These expenses primarily include, but are not limited to, administration, transfer agent, custodian, legal, audit, registration, postage and printing, and trustee fees and expenses. Certain share classes of the Fund—namely, Class A, Class D, Class T, Class V and Class Y shares—also pay a non-12b-1 shareholder servicing fee. With respect to share classes subject to such shareholder servicing fee, and pursuant to Instruction 3(c)(iii) to Item 3 of Form N-1A, the Registrant subdivides “Other Expenses” into two sub-captions, “Shareholder Servicing Fee” and “Miscellaneous.” For share classes of the Fund that do not pay a non-12b-1 shareholder servicing fee (i.e., Class X and Class Z shares), the Registrant discloses all other expenses associated with such share classes, comprised of the “Miscellaneous” expenses described above, in a single “Other Expenses” line item without further subdivision.

2.	Comment:

a.	In the preamble language to the annual total return table, please consider revising the disclosure to specifically note that Class X shares have not begun operations as of the date of the prospectus and that performance is shown for Class A shares.

Response: The requested change has been made.

“The following bar chart and table provide some indication of the potential risks of investing in the fund by showing changes in the fund’s performance ~~(for Class A shares)~~. Because Class X shares have not commenced operations as of the date of this prospectus, performance is shown for Class A shares of the fund. The fund’s past performance is not necessarily an indication of how the fund will perform in the future. Updated performance information is available online at www.firstamericanfunds.com or by calling 800-677-3863.”

b.	The Staff notes that the preamble language to the annual total return table includes a discussion of the Fund’s Predecessor Fund. Because the Predecessor Fund was reorganized with and into the Fund in connection with the Predecessor Fund’s redomiciliation, we would not expect to see disclosure about the Predecessor Fund’s performance history in the lead-in paragraph to the annual total return table. Please consider removing such discussion and instead noting that there was a redomiciliation.

Response: The Registrant notes that the referenced disclosure is a true and accurate representation of the performance information shown in the bar chart and performance table and respectfully declines to make the Staff’s requested change at this time in order to maintain uniformity among the prospectuses for the various First American Funds. The Registrant will, however, make the changes marked below at the next annual update of its Registration Statement.

“The performance shown in the bar chart and performance table includes the performance of the fund’s predecessor entity, U.S. Treasury Money Market Fund, and a series of First American Funds, Inc., a Minnesota corporation (the “Predecessor Fund”), prior to the commencement of the fund’s operations. On December 22, 2023, the fund acquired all of the assets, subject to the liabilities, of the Predecessor Fund through a tax-free reorganization (the “Reorganization”), effectuating the redomiciliation of the Predecessor Fund from the State of Minnesota to the Commonwealth of Massachusetts. As a result of the Reorganization, the fund adopted the performance and financial history of the Predecessor Fund. The fund has the same investment objective, strategy, risks and investment adviser as the Predecessor Fund. As a result, the performance of the fund would have been substantially similar to that of the Predecessor Fund. The bar chart shows the performance of the Predecessor Fund’s Class A shares which was adopted by the Class A shares of the fund for periods prior to the Reorganization. If the Predecessor Fund’s investment adviser had not waived or reimbursed certain Predecessor Fund expenses during these periods, the Predecessor Fund’s returns would have been lower.”

Part C

1.	Comment: We note that section 2 of the Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3 (the “Plan”) states that “[t]he attributes of each existing class of the existing Funds…shall be as set forth in” various other documents, including the prospectuses and statement of additional information of the Funds, distribution and service plan, shareholder service plan and agreement, administration agreement, and transfer agency and shareholder servicing agreement. Please provide your analysis as to how this provision of the Plan is consistent with Rule 18f-3(d) under the Investment Company Act of 1940, as amended, requiring “a written plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.”

Response: The Registrant submits that at its next quarterly board meeting, an amended Plan addressing the Staff’s comment will be presented to the board for consideration and approval and subsequently filed with the next annual update.

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Sincerely,
/s/ Rita Rubin
Rita Rubin

cc:	Paulita A. Pike, Esq.

Kelsey Barrett, Esq.

Daniel Wells, Esq.

James D. Palmer

Jill M. Stevenson

Richard J. Ertel, Esq.

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